February 10, 2021

VIA EDGAR

Nicholas Lamparski
Katherine Bagley
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Ollie's Bargain Outlet Holdings, Inc.
Form 10-K for the Fiscal Year Ended February 1, 2020
Filed March 25, 2020
File No. 001-37501

Dear Mr. Lamparski and Ms. Bagley:

This letter responds to the comment raised in the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated January 29, 2021 (the “Comment Letter”), regarding the Staff’s review of the above-referenced Annual Report on Form 10-K of Ollie’s Bargain Outlet Holdings, Inc. (“we” or the “Company”). We have repeated the Staff’s comment below in italics and following the comment is our response thereto.

Form 10-K for the Fiscal Year ended February 1, 2020

Exhibits

1. We note that Article XI, Section 11.1 of your Third Amended and Restated Certificate of Incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for “any derivative action or proceeding brought on behalf of the Corporation.” Please tell us whether this provision applies to actions arising under the Exchange Act and/or the Securities Act, and disclose the same in future filings. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also disclose in future filings any risks or other impacts on investors related to the provision, including, but not limited to, increased costs to bring a claim, and that these provisions may discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. If the provision applies to Securities Act claims, please disclose in future filings that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Mr. Nicholas Lamparski Ms. Katherine Bagley February 10, 2021 Page 2

Company Response:

The Company acknowledges the Staff’s comment and advises the Staff that the provision does not apply to actions where such choice of forum may be limited by applicable law, including by the Exchange Act or the Securities Act.  Beginning with the Company’s Annual Report on Form 10-K for the fiscal year ending January 30, 2021, we propose to include a new risk factor in Item 1A Risk Factors in substantially the form set forth below regarding the Company’s exclusive forum provision and the applicability of such provision to actions arising under the Securities Act or Exchange Act.

Our third amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could increase costs of bringing a claim, discourage claims, or limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees. Specifically, the certificate of incorporation provides that, unless we consent in writing in advance to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum, to the fullest extent provided by law, for the following types of actions or proceedings:

•	any derivative action or proceeding brought on behalf of the Company;

•	any action asserting a claim of breach of a fiduciary duty owed by, or any wrongdoing by, any director, officer or employee of the Company to the Company or the Company’s stockholders;

•	any action asserting a claim arising pursuant to any provision of the DGCL, this Certificate (including as it may be amended from time to time), or the Bylaws;

•	any action to interpret, apply, enforce or determine the validity of the Company’s Certificate of Incorporation or the Bylaws; or

•	any action asserting a claim governed by the internal affairs doctrine.

Application of the choice of forum provision may be limited in some instances by law. Section 27 of the Securities Exchange Act of 1934 (“Exchange Act”) provides for exclusive federal court jurisdiction over Exchange Act claims. Accordingly, to the extent the exclusive forum provision is held to cover a shareholder derivative action asserting claims under the Exchange Act, such claims could not be brought in the Delaware Court of Chancery and would instead be within the jurisdiction of the federal district court for the District of Delaware. Section 22 of the Securities Act of 1933 (“Securities Act”) creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Moreover, our stockholders will not be deemed by operation of our choice of forum provision to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. It is also possible that, notwithstanding the forum selection clause, a court could rule that such a provision is inapplicable or unenforceable, which could adversely impact our results of operations, financial position and cash flows.

Mr. Nicholas Lamparski Ms. Katherine Bagley February 10, 2021 Page 3

The Company hereby acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.  Please contact the undersigned at (717) 657-2300 ext 2182 or Robert Bertram, General Counsel, at (717) 657-2300 ext 2177 with any follow up questions you may have.

Sincerely,

/s/ Jay Stasz
Jay Stasz
Chief Financial Officer

Cc:	Robert Bertram
General Counsel

Faiza Rahman
Weil, Gotshal & Manges LLP